SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34530; File No. 812-15277

Alpha Alternative Assets Fund and Alpha Growth Management LLC

March 9, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections 6(c) and 23(c) of the Act for certain exemptions from rule 23c-3 under the Act, and pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of common shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges.

Applicants: Alpha Alternative Assets Fund and Alpha Growth Management LLC.

Filing Dates: The application was filed on October 21, 2021, and amended on December 22, 2021 and February 3, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, April 4, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: JoAnn M. Strasser, JoAnn.Strasser@ThompsonHine.com.

FOR FURTHER INFORMATION CONTACT: Steven I. Amchan, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated February 3, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary